SUBSIDIARIES OF THE COMPANY

                         State of
Name                     Incorporation    Doing Business As Name
---------------------    -------------    ----------------------

G.B. Parfums, Inc.         Delaware       G.B. Parfums, Inc.

Halston Parfums, Inc.      Delaware       Halston Parfums, Inc.

Fine Fragrances, Inc.      Delaware       Fine Fragrances, Inc.

FRM Services, Inc.         Delaware       FRM Services, Inc.